September 7, 2021

Via EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Dillon Hagius

Suzanne Hayes

Re:	Thimble Point Acquisition Corp. Registration Statement on Form S-4 Filed July 16, 2021 File No. 333-257982

Ladies and Gentlemen:

On behalf of Thimble Point Acquisition Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed on July 16, 2021 (the “Registration Statement”) contained in the Staff’s letter dated August 19, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to publicly file via EDGAR an Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

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Notice to shareholders, page i

1.	Please explain the basis for your decision not to register the Earn Out Shares, options to purchase THMA Class A common shares and warrants to purchase THMA Class A common shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1 to clarify that the Earn Out Shares are being registered pursuant to Amendment No. 1 and that the Rollover Options and Assumed Warrants are not being registered pursuant to Amendment No. 1. Based on the Commission’s Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02, the Company understood that because the offering and issuance of the Pear Options and Pear Warrants (that will be converted into Rollover Options and Assumed Warrants, respectively) was not registered under the Securities Act and such securities were exercisable into ordinary shares of Pear common stock within one year of issuance, such securities could not be registered on the Registration Statement. The Company intends to register the THMA Class A Common Shares underlying the Rollover Options on a Form S-8 (when permitted at least 60 days after ceasing to be a shell company) following the consummation of the Business Combination.

Market and Industry Data, page iv

2.	Please amend your disclosure to clarify that you are liable for the market and industry data.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page iv of Amendment No. 1 to address the Staff’s comment.

Summary, page 1

3.

Given that the Consideration Schedule will not be available until a date no later than 2 days prior to the closing date, please amend your registration statement to explain how the number of Earn Out Shares to be issued to Pear Common Shareholders will be determined. Please include a table disclosing the number of upfront shares and earnout shares that will be allocated to Pear common shareholders, preferred shareholders, option and warrant holders eligible to exercise their options and warrants. Clearly indicate the assumptions used to calculate such estimates and how you will determine which options are in the money given that there is no market for the Pear common shares.

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Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages ix, 1, 246 and 274 of Amendment No. 1 to address the Staff’s comment.

4.

Please provide an expanded description of your PDTs to more clearly explain upfront whether your products and product candidates are digital mechanisms designed to assist in the treatment of the specified indications by providing mechanisms to track and share data with a patient’s healthcare professional, encourage improved adherence to treatment protocol and assist your healthcare professional in treating an patient’s indication or if the PDT provides treatment directly to the patient. If the patient uses the PDT to treat his/her indication, please provide more information to explain how your products work.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of Amendment No. 1 to address the Staff’s comment.

THMA’s Directors and Officers Have Financial Interests in the Business Combination, page 5

5.

Please highlight that the sponsors and public shareholders will have different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 265 of Amendment No. 1 to address the Staff’s comment.

6.	Please expand your disclosure to describe the affiliation between the Anchor Investor and the Pritzker Vlock Family Office.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xix, 6, 7 and 97 of Amendment No. 1 to address the Staff’s comment.

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Risks Related to the Business Combination, page 61

7.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 of Amendment No. 1 to address the Staff’s comment.

8.

Please highlight the risk presented by taking the company public through a merger rather than an underwritten offering by highlighting that an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of Amendment No. 1 to address the Staff’s comment.

9.

Please disclose the risks associated with the exclusive forum provision in your proposed charter, which we note you disclose on page 306. Please ensure that this risk factor highlights the fact that your exclusive forum provision may result in increased costs for investors to bring a claim and clarifies that Exchange Act claims are not subject to this exclusive forum provision, which we note you disclose on page B-8 of your proposed charter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73, 74 and 316 of Amendment No. 1 to address the Staff’s comment.

THMA stockholders will have a reduced ownership and voting interest in the Post-Combination Company .. . . , page 65

10.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders. Moreover, as it appears that underwriting fees remain constant and are not adjusted based on redemptions, please your disclosure to disclose the effective underwriting fee on a percentage basis for shares as it concerns dilution.

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Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 67, 263 and 265 of Amendment No. 1 to address the Staff’s comment.

11.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 1 to address the Staff’s comment.

Contractual Obligations, page 142

12.	Please include the Forward Purchase Agreement as an annex.

Response: The Company acknowledges the Staff’s comment and will include the Forward Purchase Agreement as Annex F to Amendment No. 1.

Products and Pipeline, page 152

13.

Please provide additional information in your pipeline table on page 143 to more clearly distinguish between which product candidates are in a pre-clinical development stage and which product candidates are in a clinical development stage. In this regard, please use the column headers that enable investors to understand trials have been completed and which are undergoing and which are still remaining. Ensure industry jargon such as “POC” is clearly explained. Similarly revise “Our Development Pipeline” that begins on page 173.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 159, 160, 181 and 182 of Amendment No. 1 to address the Staff’s comment. In addition, the Company notes that meaningful distinctions between pre-clinical and clinical development stages cannot be made in respect of Pear’s product candidates as the term pre-clinical implies animal studies. Further, Pear does not have detailed information on projected pre-pivotal trials that could be delineated as required steps in the product development process.

14.

Please provide more information about your relationship with the specific “content partners” listed in your pipeline table on page 153. While we note your risk factor disclosure on page 41 that “[t]he Company in-licenses patents and content from third parties to develop its products and product

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candidates[,]” the material terms of licenses are not adequately described in the filing. For each material agreement, please disclose the following:

•	material rights and obligations;

•	material payments made or received to date;

•	aggregate amount of potential milestone payments;

•	applicable royalty rates, or a range not to exceed ten percentage points;

•	expiration and termination provisions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 186 to 189 of Amendment No. 1 to address the Staff’s comment.

15.

Please expand the discussion of your available products and your product candidates to more specifically explain how they work using specific examples, including other treatments that generally accompany the use of your products and product candidates. Additionally, describe ongoing trials for products currently in development, including trial design, data collected and trial endpoints.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 161 and 162 of Amendment No. 1 to address the Staff’s comment.

16.

To the extent that your products and product candidates are intended to be used in combination with other types of treatment, such as pharmaceuticals and/or behavioral or other types of therapy, please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 183 and 184 of Amendment No. 1 to address the Staff’s comment.

Pear’s Management Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 201

17.	You state throughout the filing that Pear has a pipeline of 14 product candidates. Please revise your disclosures to provide the following information:

•	For your key research and development projects, please provide the following:

•	The nature, objective, and current status of the project;
•	The costs incurred during each period presented and to date;

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•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•	Whether a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined.

•

For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization.

•

If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 183 and 184 of Amendment No. 1 to include additional information regarding Pear’s key product candidates, including the nature, objective, current program status, and anticipated next steps.

As noted in Pear’s accounting policies, Pear expenses R&D costs as they are incurred and does not account for its research and development expenses on a product-by-product candidate basis, other than those under certain material licensing agreements. Therefore incurred costs cannot be provided on a per program basis. When material licensing fees are incurred, Pear discloses the treatment of those costs as well as the total potential fees that may be incurred in future periods in Amendment No. 1 and also in note 7 to Pear’s financial statements.

With respect to the costs incurred on each program and the amount of funding that will be required to develop the key product candidates in our pipeline, we believe that it would not be practicable to provide such detailed information and that providing that level of detail would be detrimental to Pear’s competitive position.

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Furthermore, in most cases, cost estimates evolve and are developed in greater detail as each phase of development is achieved on the various product candidates. A summary of only predictable costs used to determine that the research should proceed, would be of limited value, if not misleading, to a reader. Likewise, a projection of total possible costs for each program would also be unreliable as spending for a particular program may advance at different rates depending on success, competitive factors, and the likelihood of reimbursement, among other factors. Pear manages its product candidates and allocates research and development spending on an ongoing basis. This is an iterative process and can result in frequent changes to the timing and amount of resources allocated to a particular program or product candidate. Pear discloses its aggregate R&D expenses, inclusive of R&D expenses for its three commercial products.

The nature of the efforts necessary to complete a program is indicated by the program’s current development phase as described in the disclosure discussed in the first paragraph of this response.

The steps necessary to complete any of the ongoing development programs, depending on current stage, include, generally speaking, (i) demonstrating the proof of concept, (ii) advancing to and conducting a pivotal trial that substantially meets its endpoints, (iii) generating data demonstrating the safety and effectiveness of the product candidate, (iv) submitting an application to FDA for the authorization of the product candidate, and (v) preparing for the product’s commercialization, including the engagement of payors and other important stakeholders.

With respect to the risks and uncertainties associated with completing development, as discussed in the section entitled Risk Factors—Risks Related to Pear’s Products, there is a high degree of risk, including risk that a clinical trial will be unsuccessful in demonstrating safety and effectiveness, risk related to its ability to secure FDA and other regulatory clearance, authorization, or approval for its product candidates or risk relating to competitive developments. Failures can occur at any point in the development process, including after significant funds have been invested. The risk of failure, potential scientific and regulatory delays and the unknown future impact of competitors’ innovations make it extremely difficult, and perhaps unreliable, to provide such information on the expected timing until completion of a given development program.

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In addition, we are not aware of any events, trends, demand, commitment, or uncertainty that would affect future R&D expenditures or the mix of R&D expenses.

The Company intends to update disclosures in future periods in the event that any of its product candidates that it believes would be significant to its results of operations or financial position enters late stage of development.

Background of the Business Combination, page 235

18.

Please revise your discussion to clarify the timeline with respect to contacts with the 109 potential candidates, the elimination of the first 66 and the next 40. Additionally, explain how you narrowed your search from the first 109 potential targets to the 43 potential targets with which you entered non-disclosure agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 248 and 249 of Amendment No. 1 to address the Staff’s comment.

19.

Please provide the date that your representative was informed by Foley Hoag that the prescription digital therapeutics company could be a potential candidate and provide a more thorough description of such communications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 249 of Amendment No. 1 to address the Staff’s comment.

20.

Please identify the “third party advisors” mentioned on page 239 and the “external advisors on the digital therapeutics industry” mentioned on page 243. Explain the role these advisors played with respect to valuation, analysis, and due diligence.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 252 of Amendment No. 1 to address the Staff’s comment.

21.

We note your disclosure that, in connection with the consummation of the Initial Public Offering, you entered into the Forward Purchase Agreement with the Anchor Investor. Given your disclosure that “members of our management team are associated with the Pritzker Vlock Family Office” please disclose whether any of your sponsors, directors, officers or their affiliates helped facilitate this Agreement and what specific role they played in doing so.

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Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xix, 6, 7 and 97 of Amendment No. 1 to address the Staff’s comment.

22.

Please provide a summary of the discussions and negotiations with the alternative acquisition candidates and clarify the basis for the determination to proceed with the business combination with Pear as opposed to the other candidates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 248 and 249 of Amendment No. 1 to address the Staff’s comment.

Interests of THMA’s Directors and Executive Officers in the Business Combination, page 252

23.

Your Amended and Restated Certificate of Incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 74 of Amendment No. 1 to address the Staff’s comment

24.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 265 to 267 of Amendment No. 1 to address the Staff’s comment.

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Material U.S. Federal Income Tax Considerations, page 280

25.	Please file a tax opinion as an exhibit to the filing. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion of counsel as Exhibit 8.1 to Amendment No. 1.

[Remainder of page intentionally left blank]

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If you have additional questions or require any additional information with respect to Amendment No. 1 or this letter, please do not hesitate to contact me at (212) 558-4243 or by email (sawyerm@sullcrom.com).

Very truly yours,

/s/ Melissa Sawyer

cc:	Christine Torney

Lynn Dicker

(Securities and Exchange Commission)

Elon S. Boms

(Thimble Point Acquisition Corp.)

Corey McCann

(Pear Therapeutics, Inc.)

David Broadwin

Stacie Aarestad

(Foley Hoag LLP)

Jocelyn Arel

Michael R. Patrone

(Goodwin Procter LLP)